EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

      Carver Bancorp, Inc. (the "Company") is the holding company for Carver Federal Savings Bank (the "Bank"), a federally chartered stock savings bank. The Bank, in turn, wholly owns three subsidiaries: CSFB Credit Corp. and CSFB Realty Corp., both incorporated in the State of New York and Carver Asset Corp., which is incorporated in the State of Delaware.

      The Company is the sole stockholder of Alhambra Holding Corp., a Delaware corporation ("Alhambra"). Alhambra owns 80% of the common stock and 100% of the preferred stock of Alhambra Realty Corp., a Delaware corporation.